UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE[1]

Date	10 May 2016

Release Number	13/16

BHP BILLITON OUTLINES STRATEGY TO GROW VALUE

BHP Billiton Chief Executive Andrew Mackenzie today outlined a strategy focused on value creation and growing cash returns to shareholders.

Speaking at the Bank of America Merrill Lynch Conference, Mr Mackenzie said BHP Billiton can create value in all market conditions.

“Although we remain confident in the long term outlook for commodities, we are not waiting for prices to recover. We have everything we need in our portfolio right now to significantly increase the value of the Company,” he said.

Mr Mackenzie outlined five areas in which the Company plans to create value:

“We will continue to improve productivity, with a further US$3.6 billion of gains expected by the end of the 2017 financial year. Unit costs in our major businesses are expected to fall to almost half the levels experienced five years ago. We are maintaining momentum with more to come.”

“We will also invest in projects to unlock the latent capacity of our assets. These could add over 1 million tonnes of copper equivalent capacity at a total capital cost of less than US$1.5 billion. This is equivalent to more than 10 percent of BHP Billiton’s total current production. We will also maximise the value of our high quality shale assets in a disciplined manner as prices recover.”

“Our quality portfolio of tier 1 assets offers attractive medium-term growth options. We have identified and quantified quality growth projects in oil and copper, with investment decisions on the Mad Dog 2 and Spence projects expected within 18 months.”

“We are increasing our exploration activity to take advantage of falling costs as others pull back. We have embarked upon one of our most significant oil exploration programs, accelerating activity in our three priority basins. Following the positive exploration results at Shenzi North, we plan to drill a further exploration well (Caicos) in July 2016 on our nearby Green Canyon 564 lease (BHP Billiton interest 100 percent). We will also increase the number of copper targets we test this year by 38 percent.”

1 This release was made outside the hours of operation of the ASX market announcements office.

1

“We have established a new global technology function to implement integrated programs to unlock resources and lower costs. We have opportunities identified at a number of our major assets that we expect to create significant value over time.”

Mr Mackenzie reiterated that BHP Billiton has the portfolio quality and financial capability to deliver on its growth strategy.

“We have the financial strength and the flexibility to pursue a diverse range of opportunities and grow value per share at all points in the cycle, and we have a clear and simple strategy in place to deliver that growth.”

Read the speech: http://www.bhpbilliton.com/investors/reports/BHP-Billiton-outlines-strategy-to-grow-value.

Further information on BHP Billiton can be found at: bhpbilliton.com

2

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Eleanor Colonico	Tara Dines
Tel: +61 3 9609 2360 Mobile +61 407 064 748	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Eleanor.Colonico@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: +61 3 9609 2592 Mobile +61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Paul.Hitchins@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Fiona Hadley	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile +61 427 777 908
Email: Fiona.Hadley@bhpbilliton.com	Rob Clifford
Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
United Kingdom and South Africa	Email: Rob.Clifford@bhpbilliton.com

Ruban Yogarajah	Americas
Tel: +44 207 802 4033 Mobile +44 7827 082 022
Email: Ruban.Yogarajah@bhpbilliton.com	James Wear
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
Jennifer White	Email: James.Wear@bhpbilliton.com
Tel : +44 207 802 7462 Mobile +44 7827 253 764
Email: Jennifer.White@bhpbilliton.com	Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
North America	Email: Joseph.Suarez@bhpbilliton.com

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
Email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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3

Driving value and returns 10 May 2016
Andrew Mackenzie Chief Executive Officer
Escondida Spence Western Australia Iron Ore

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Adjusted effective tax rate, Free cash flow, Gearing ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic (loss)/earnings per share, Underlying EBIT margin and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32 and references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Andrew Mackenzie, Chief Executive Officer
10 May 2016
2

Right strategic settings for the new era
With firm foundations in place…
asset quality and balance sheet strength provide resilience
new dividend provides flexibility
rising free cash flow provides optionality
capital allocation framework provides discipline
…we can focus on value creation and growing cash returns to shareholders existing opportunities offer potential to grow value by ~70% and significantly improve Return on Capital recovering commodity prices provide further upside
10 May 2016
Andrew Mackenzie, Chief Executive Officer
Maximise returns and value
Operating
productivity
Capital
productivity
Maximise cash flow
Maintenance capital Strong balance sheet Minimum pay-out dividend
Excess free cash flow
Buy-backs
Acquisitions
Debt reduction
Organic growth
Additional dividends Our enhanced capital allocation framework 3

Driving value and returns

- Pursuing a broad suite of existing opportunities with the potential to grow the base value of our operations by ~70%
  - cost and volume productivity supports >15% value uplift
  - latent capacity options equate to >10% of current production[1,2]
  - continued reduction in Onshore US breakeven prices
  - ~US$25 billion unrisked NPV in quality growth options
  - acceleration of Petroleum exploration program
  - technology to further lower cost base and unlock resource
- Recovery in commodity prices could provide added upside

Broad suite of opportunities offers significant upside
(value at spot and consensus prices[3])



Base value (spot prices)4
Consensus prices5
Cost efficiencies
Latent capacity
Onshore US growth
Other growth projects (risked)
Exploration (risked)
Technology (risked)

1. Copper equivalent production based on FY13 average realised prices; includes other growth and minor improvement projects.
2. Represents peak capacity delivered (irrespective of date achieved) relative to FY16 expected copper equivalent production.
3. Current value under 19 April 2016 spot prices; all other values under analyst consensus price forecasts; valuation date 1 July 2016.
4. Base value truncated for illustrative purposes.
5. Analyst consensus price forecasts.

Andrew Mackenzie, Chief Executive Officer
10 May 2016
4
bhpbilliton

Cost efficiencies | Latent capacity | Onshore US | Growth projects | Exploration | Technology

Relentless pursuit of sustainable productivity

- US$10 billion productivity gains embedded from FY12 to FY15
  - additional underlying gains of ~US$3.6 billion expected by end FY17[1] (or US$2.2 billion including the Escondida grade impact)
- Group unit cash costs expected to further decline in FY17[2]
  - WAIO unit costs of ~US$14 per tonne
  - Queensland Coal unit costs of ~US$55 per tonne
  - Escondida unit costs of ~US$1.00 per pound
  - Conventional unit costs of <US$10 per barrel[3]
- Further productivity gains will be harder won
  - productivity to become a greater differentiator going forward
  - our scale, asset quality, portfolio simplicity and standardised systems (including 1SAP) position us well to take the next step

Sustainably lower unit costs[4]
(US$ per copper equivalent tonne)


down 47%
FY12
FY13
FY14
FY15
FY16e
FY17e

1. Excludes Escondida grade impact of (US$1.4 billion) in FY16.
2. Based on analyst consensus exchange rates of AUD/USD 0.71 and USD/CLP 698.
3. Barrel of oil equivalent.
4. Presented on a total operations basis; unit costs are calculated using Group copper equivalent production; based on FY13 average realised prices; FY12 to FY15 excludes Third Party Product and statutory adjustments.

Andrew Mackenzie, Chief Executive Officer
10 May 2016
5
bhpbilliton

Cost efficiencies Latent capacity Onshore US Growth projects Exploration Technology
Latent capacity offers value and returns
Compelling latent capacity opportunities
1 Mt of copper equivalent volumes for aggregate capital expenditure of ~US$1.5 billion1 average returns ~60%2
equivalent to >10% of current production1,3
Our options include
Escondida incremental capacity of ~150 ktpa over decade4
Olympic Dam to reach ~230 ktpa (Southern Mine Area Optimised) by FY21 and further potential upside to ~280 ktpa with capital efficient investment
Spence to reach ~200 ktpa capacity from FY17
WAIO to reach 290 Mtpa by FY19 with spend included within ~US$4 per tonne average sustaining capital
Queensland Coal to reach 44 Mtpa in FY17 with increased wash-plant and equipment utilisation
Highly capital efficient latent capacity options
(returns2, %)
Olympic Dam5
Southern Mine Area Optimised 100
Spence5
WAIO
Recovery
Optimisation Escondida 290 Mtpa
Los Colorados Extension4
50
Queensland Coal
Caval Ridge
Note: Bubble size represents capital expenditure
0
0 100 200 300 400 Volumes (copper equivalent, tonnes)2
1. Copper equivalent production based on FY13 average realised prices.
2. Under analyst consensus price forecasts, ungeared, post-tax, nominal return.
3. Represents peak capacity delivered (irrespective of date achieved) relative to FY16 expected copper equivalent production.
4. Subject to Escondida Owners Council approval and long-term water availability.
5. Returns exceeds 100% but truncated for illustrative purposes.
Andrew Mackenzie, Chief Executive Officer
10 May 2016 6

Cost efficiencies Latent capacity Onshore US Growth projects Exploration Technology
Onshore US well placed as prices recover
Potential to access ~1,400 net liquids-rich wells at <US$60/bbl1 remaining core acreage in Black Hawk
majority of Upper Wolfcamp in Permian
condensate-rich areas in Hawkville
Our Permian position offers significant upside
>100 wells drilled currently producing ~30 kboe/d2
~100 obligation wells left to retain acreage
additional ~460 net wells competitive at US$60/bbl WTI1
Potential to access ~700 net dry-gas wells at <US$3.50/mcf1
core acreage in Haynesville
excludes Fayetteville Moorefield opportunity, recently tested by other operators with strong results
Safe productivity will continue to unlock additional resources for development at lower prices
Onshore US liquids-rich portfolio
(net working interest wells competitive for development1) 1,050
700
350
0
<US$50/bbl US$50-60/bbl US$60-70/bbl
Eagle Ford Permian
Onshore US dry-gas portfolio
(net working interest wells competitive for development1) 600
400
200
0
<US$3.0/mcf US$3.0-3.5/mcf US$3.5-4.5/mcf
Haynesville Fayetteville
1. Average 15% rate of return under constant WTI oil and Henry Hub gas prices; liquids analysis assumes US$2.50/mcf Henry Hub gas price and NGL prices as a percentage of WTI; includes US$2/boe general and administrative costs.
2. Net revenue interest.
Andrew Mackenzie, Chief Executive Officer
10 May 2016 7

Cost efficiencies Latent capacity Onshore US Growth projects Exploration Technology
Growth portfolio timed for value and returns
Our growth projects will further support value creation
aggregate unrisked value of ~US$25 billion1,2
average returns >15%2,3
security of tenure provides timing optionality
Spence Growth Option final Board review expected in CY17
potential first production in FY20
capital cost estimate of <US$2.2 billion
Mad Dog 2 Investment Decision expected in next 12 months
potential first production in FY23
capital cost ~US$2.5-3 billion (net)4
Strong pipeline of growth options aligned with market windows
(returns3, %)
40
Conventional
Conventional
Major Growth
Major Growth Project Project
Conventional
Major Growth
20 Olympic Dam
Project
450 ktpa
Spence
Growth
Option Potash Note: Bubble
Jansen size represents
Initial Stages value1 0
0 200 400 600 800 Volumes (copper equivalent, tonnes)5
1. Under analyst consensus price forecasts; valuation date 1 July 2016; BHP Billiton share; value of projects in execution at date of sanction.
2. Excludes value of Onshore US growth.
3. Under analyst consensus price forecasts, ungeared, post-tax, nominal return; returns of projects in execution at date of sanction.
4. BHP Billiton share 23.9%.
5. Copper equivalent production based on FY13 average realised prices.
Andrew Mackenzie, Chief Executive Officer
10 May 2016 8

Cost efficiencies Latent capacity Onshore US Growth projects Exploration Technology
Most significant exploration program in years
Counter-cyclically securing additional acreage and rigs
US$600-700 million annual Petroleum program from FY16 to FY18 liquids opportunities with high working interest and operatorship testing six Tier 1 plays over the next three years
secured 87 blocks in the Gulf of Mexico in the past nine months accelerating exploration near Shenzi North following discovery
Copper program targets Tier 1 greenfield discoveries globally
102,000 and 41,000 additional hectares acquired in Peru and South West United States in FY16, respectively
38% increase in targets tested in FY161
Significant potential in oil exploration over the next three years
(value2, BHP Billiton share)
FY16 – Phase I FY17 – Phase II
FY17 – Phase I FY18 – Phase II FY18 –Phase I
Gulf of Mexico Trinidad and Tobago Western Australia
Risked Unrisked
1. Relative to FY15.
2. Under our long-term price forecasts.
Andrew Mackenzie, Chief Executive Officer
10 May 2016 9

Cost efficiencies | Latent capacity | Onshore US | Growth projects | Exploration | Technology

Harnessing the power of technology

- Technology investment to unlock resource and lower costs
- A broad range of opportunities across the portfolio
  - deploying >20 autonomous blasthole drills at WAIO
  - UAV deployed and IROC to be implemented by FY18 at Queensland Coal[1]
  - heap leach recoveries at Spence in FY17 and optimisation opportunities at Escondida
  - heap leach trials at Olympic Dam to be finalised in FY19
  - increasing fracture stimulation effectiveness at Onshore US
  - supply chain integration and automation at Jansen[3]
  - new conveyor technology applicable to all minerals operations

Technology presents a significant opportunity to create further value


R&D
Readiness
Commercialised
Underway
Timing
Longer-term
Olympic Dam
Heap leach processing
Minerals
New conveyor technology
Escondida
Grade decline solutions
Jansen
Integration and automation[3]
Exploration
Advanced imaging and interpretation
Conventional
Enhanced oil recovery
Queensland Coal
UAVs
Onshore US
Increased fracture stimulation
WAIO
Autonomous Blasthole Drills
Note: Bubble size represents unrisked value[2]

1. UAV refers to Unmanned Aerial Vehicles; IROC refers to Integrated Remote Operations Centre; IROC subject to approval.
2. Under our long-term price forecasts.
3. Primarily includes greenfield application of technologies tested in other mining operations.

Andrew Mackenzie, Chief Executive Officer
10 May 2016
10
bhpbilliton

Right strategic settings for the new era
With firm foundations in place…
asset quality and balance sheet strength provide resilience
new dividend provides flexibility
rising free cash flow provides optionality
capital allocation framework provides discipline
…we can focus on value creation and growing cash returns
to shareholders
existing opportunities offer potential to grow value by ~70%
and significantly improve Return on Capital
recovering commodity prices provide further upside
We have opportunities to significantly increase returns
(Return on Capital Employed1, nominal)
Short-term Long-term
Returns at analyst consensus prices² Returns at spot prices³
1. Assumes all latent capacity and growth options (including Onshore US) proceed.
2. Under analyst consensus price forecasts.
3. Under 19 April 2016 spot prices.
Andrew Mackenzie, Chief Executive Officer
10 May 2016 11

bhpbilliton

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 10, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary